Exhibit 2

2019 SECOND QUARTER RESULTS â–ª Stock Listing Information Philippine Stock Exchange Ticker: CHP â–ª Investor Relations + 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - June			Second Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	12,356	11,879	4%	6,119	5,988	2%
Gross profit	5,081	4,996	2%	2,768	2,531	9%
as % of net sales	41%	42%	(1pp)	45%	42%	3pp
Operating earnings before other expenses, net	1,457	1,094	33%	832	501	66%
as % of net sales	12%	9%	3pp	14%	8%	5pp
Controlling Interest Net Income (Loss)	802	(585)	N/A	634	(654)	N/A
Operating EBITDA	2,372	2,010	18%	1,276	989	29%
as % of net sales	19%	17%	2pp	21%	17%	4pp
Free cash flow after maintenance capital expenditures	1,687	1,639	3%	839	782	7%
Free cash flow	1,288	1,455	(11%)	505	712	(29%)
Net debt[1]	14,775	12,836	15%	14,775	12,836	15%
Total debt[1]	19,050	15,300	25%	19,050	15,300	25%
Earnings per share[2]	0.15	(0.11)	N/A	0.12	(0.13)	N/A

In millions of Philippine Pesos, except percentages and earnings per share
[1] U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2] In Philippine Pesos

Net sales increased by 2% year-over-year during the quarter due to higher prices, a result of price adjustments implemented during 2018.

Cost of sales was at 55% of sales during the quarter versus 58% in the same period of 2018. The decline was due to timing differences in the charging of APO Cement Plant's scheduled kiln maintenance expenses.

Operating expenses, as a percentage of sales, during the quarter decreased by 2 pp compared to the same period in 2018.

Distribution expenses, as a percentage of sales, decreased by 3 pp year-over-year during the quarter, mainly due to supply-chain-optimization initiatives, and higher sales from cement imports carried over resulting from the Naga landslide incident.

Selling and administrative expenses, as a percentage of sales, increased by 1 pp year-over-year during the quarter, but stayed flat during the first six months of the year.

Operating EBITDA during the quarter increased by 29% year-over-year.

Operating EBITDA margin during the quarter was at 21%.

Controlling interest net income for the quarter was at PHP 634 million, benefitting mainly from foreign-exchange gains, and lower income tax expenses.

Total debt at the end of June 2019 stood at PHP 19,050 million, of which PHP 13,196 million pertained to long-term debt owed to BDO Unibank, Inc.

2019 Second Quarter Results Page 2

Operating Results Domestic Gray Cement January—June Second Quarter Second Quarter 2019 2019 vs. 2018 2019 vs. 2018 vs. First Quarter 2019 Volume (2%) (2%) (3%) Price in PHP 6% 5% 1% Our domestic cement volumes decreased by 2% year-over-year during the quarter, reflecting a slowdown in construction activity related to the delayed approval of the national budget and mid-term elections held in May. Sales were also affected by Holy Week and election holidays. Adjusting for holidays, average daily sales volumes increased by 3% year-over-year during the quarter. Demand was mainly supported by growth in the non-residential sector driven by continued activity from business-process-outsourcing firms and offshore-gaming operations. Our domestic cement prices were 5% higher year-over-year during the quarter, a result of price adjustments implemented in 2018. Sequentially, domestic cement prices were 1% higher, reflecting changes in regional and product mix. 2019 Second Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

CEMEX HOLDINGS PHILIPPINES

Operating EBITDA and Free Cash Flow

	January - June			Second Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	**1,457**	**1,094**	**33%**	**832**	**501**	**66%**
+ Depreciation and operating amortization	915	917		443	488	
Operating EBITDA	**2,372**	**2,010**	**18%**	**1,276**	**989**	**29%**
- Net financial expenses	715	527		360	278	
- Maintenance capital expenditures	358	362		268	283	
- Change in working capital	(558)	(747)		(274)	(481)	
- Income taxes paid	180	243		88	139	
- Other cash items (net)	(10)	(14)		(4)	(12)	
Free cash flow after maintenance capital expenditures	**1,687**	**1,639**	**3%**	**839**	**782**	**7%**
- Strategic capital expenditures	399	184		334	70	
Free cash flow	**1,288**	**1,455**	**(11%)**	**505**	**712**	**(29%)**

In millions of Philippine Pesos

Debt Information

	Second Quarter			First Quarter
	2019	2018	% var	2019
Total debt[1]	**19,050**	**15,300**	**25%**	**19,038**
Short term	6%	3%		6%
Long term	94%	97%		94%
Cash and cash equivalents	4,275	2,464	73%	3,885
Net debt	**14,775**	**12,836**	**15%**	**15,153**

	Second Quarter	
	2019	2018
Currency denomination		
U.S. dollar	25%	3%
Philippine peso	75%	97%
Interest rate		
Fixed	34%	43%
Variable	66%	57%

In millions of Philippine Pesos, except percentages

[1] U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail.

2019 Second Quarter Results

Page 4

Financial Results

CEMEX Holdings Philippines

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - June			Second Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	12,355,927	11,879,333	4%	6,118,500	5,988,074	2%
Cost of sales	(7,274,695)	(6,882,862)	(6%)	(3,350,450)	(3,457,227)	3%
Gross profit	**5,081,232**	**4,996,471**	**2%**	**2,768,050**	**2,530,847**	**9%**
Selling and Administrative expenses	(1,546,207)	(1,478,898)	(5%)	(810,612)	(733,917)	(10%)
Distribution expenses	(2,078,096)	(2,423,879)	14%	(1,125,146)	(1,295,773)	13%
Operating earnings before other expenses, net	**1,456,929**	**1,093,694**	**33%**	**832,292**	**501,157**	**66%**
Other income (expenses), net	10,478	14,321	(27%)	4,086	12,045	(66%)
Operating earnings (loss)	**1,467,407**	**1,108,015**	**32%**	**836,378**	**513,202**	**63%**
Financial expenses, net	(714,803)	(527,107)	(36%)	(359,567)	(278,408)	(29%)
Foreign exchange gain (loss), net	274,401	(474,134)	N/A	291,678	(186,694)	N/A
Net income (loss) before income taxes	**1,027,005**	**106,774**	**862%**	**768,489**	**48,100**	**1498%**
Income tax benefit (expenses)	(224,694)	(691,502)	68%	(134,818)	(701,762)	81%
Consolidated net income (loss)	**802,311**	**(584,728)**	**N/A**	**633,671**	**(653,662)**	**N/A**
Non-controlling interest net income (loss)	12	17	(29%)	6	7	(14%)
Controlling Interest net income (loss)	**802,323**	**(584,711)**	**N/A**	**633,677**	**(653,655)**	**N/A**
Operating EBITDA	**2,371,702**	**2,010,354**	**18%**	**1,275,767**	**988,953**	**29%**
Earnings per share	**0.15**	**(0.11)**	**N/A**	**0.12**	**(0.13)**	**N/A**

	as of June 30			as of December 31	
BALANCE SHEET	2019	2018	% Var	2018	% Var
Total Assets	**59,446,204**	**54,786,591**	**9%**	**58,058,770**	**2%**
Cash and Temporary Investments	4,275,083	2,463,598	74%	1,813,665	136%
Derivative Asset	10,946	0		12,875	(15%)
Trade Accounts Receivables	1,080,257	910,784	19%	708,906	52%
Other Receivables	85,330	145,669	(41%)	103,396	(17%)
Insurance Claims and Premium Receivables	512	0		949,983	(100%)
Inventories	3,452,902	2,688,193	28%	3,488,178	(1%)
Assets Held for Sale	0	111,348		0	
Other Current Assets	1,353,796	1,280,548	6%	1,677,671	(19%)
Current Assets	10,258,826	7,600,140	35%	8,754,674	17%
Fixed Assets	17,615,197	17,825,413	(1%)	17,768,023	(1%)
Investments in an Associate and Other Investments	14,097	16,197	(13%)	14,097	0%
Other Assets and Noncurrent Accounts Receivables	985,872	767,264	28%	818,247	20%
Advances to Contractors	1,988,045	0		2,069,601	(4%)
Deferred Income Taxes - net	724,473	717,883	1%	774,434	(6%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	31,572,181	29,361,038	8%	31,536,073	0%
Total Liabilities	**30,188,770**	**25,748,030**	**17%**	**29,332,804**	**3%**
Current Liabilities	9,887,544	7,737,439	28%	10,534,046	(6%)
Long-Term Liabilities	17,684,969	14,618,237	21%	16,009,642	10%
Deferred Tax Liability	13,954	71,185	(80%)	147,387	(91%)
Other Liabilities	2,602,303	3,321,169	(22%)	2,641,729	(1%)
Consolidated Stockholders' Equity	**29,257,434**	**29,038,561**	**1%**	**28,725,966**	**2%**
Non-controlling Interest	181	205	(12%)	193	(6%)
Stockholders' Equity Attributable to Controlling Interest	29,257,253	29,038,356	1%	28,725,773	2%

2019 Second Quarter Results

Page 5

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

	January - June			Second Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	237,747	227,606	4%	118,038	113,986	4%
Cost of sales	(139,976)	(131,875)	(6%)	(64,637)	(65,810)	2%
Gross profit	**97,771**	**95,731**	**2%**	**53,401**	**48,176**	**11%**
Selling and Administrative expenses	(29,751)	(28,336)	(5%)	(15,638)	(13,972)	(12%)
Distribution expenses	(39,986)	(46,441)	14%	(21,706)	(24,666)	12%
Operating earnings before other expenses, net	**28,034**	**20,954**	**34%**	**16,057**	**9,538**	**68%**
Other income (expenses), net	202	274	(26%)	79	229	(66%)
Operating earnings (loss)	**28,236**	**21,228**	**33%**	**16,136**	**9,767**	**65%**
Financial expenses, net	(13,754)	(10,099)	(36%)	(6,937)	(5,300)	(31%)
Foreign exchange gain (loss), net	5,280	(9,084)	N/A	5,627	(3,554)	N/A
Net income (loss) before income taxes	**19,762**	**2,045**	**866%**	**14,826**	**913**	**1524%**
Income tax benefit (expenses)	(4,323)	(13,249)	67%	(2,601)	(13,358)	81%
Consolidated net income (loss)	**15,439**	**(11,204)**	**N/A**	**12,225**	**(12,445)**	**N/A**
Non-controlling interest net income (loss)	0	0		0	0	
Controlling Interest net income (loss)	**15,439**	**(11,204)**	**N/A**	**12,225**	**(12,445)**	**N/A**
Operating EBITDA	**45,635**	**38,518**	**18%**	**24,612**	**18,825**	**31%**

	as of June 30			as of December 31	
BALANCE SHEET	2019	2018	% Var	2018	% Var
Total Assets	**1,160,152**	**1,027,120**	**13%**	**1,104,199**	**5%**
Cash and Temporary Investments	83,433	46,187	81%	34,493	142%
Derivative Asset	214	0		245	(13%)
Trade Accounts Receivables	21,082	17,075	23%	13,482	56%
Other Receivables	1,665	2,731	(39%)	1,966	(15%)
Insurance Claims and Premium Receivables	10	0		18,067	(100%)
Inventories	67,387	50,397	34%	66,340	2%
Assets Held for Sale	0	2,088		0	
Other Current Assets	26,421	24,007	10%	31,907	(17%)
Current Assets	200,211	142,485	41%	166,502	20%
Fixed Assets	343,778	334,185	3%	337,924	2%
Investments in an Associate and Other Investments	275	304	(9%)	268	3%
Other Assets and Noncurrent Accounts Receivables	19,240	14,384	34%	15,562	24%
Advances to Contractors	38,799	0		39,361	(1%)
Deferred Income Taxes - net	14,139	13,459	5%	14,729	(4%)
Goodwill	543,710	522,304	4%	529,853	3%
Other Assets	616,163	550,451	12%	599,773	3%
Total Liabilities	**589,164**	**482,715**	**22%**	**557,870**	**6%**
Current Liabilities	192,965	145,059	33%	200,343	(4%)
Long-Term Liabilities	345,140	274,058	26%	304,482	13%
Deferred Tax Liability	272	1,335	(80%)	2,803	(90%)
Other Liabilities	50,787	62,264	(18%)	50,242	1%
Consolidated Stockholders' Equity	**570,988**	**544,405**	**5%**	**546,329**	**5%**
Non-controlling Interest	4	4	(8%)	4	(4%)
Stockholders' Equity Attributable to Controlling Interest	570,985	544,401	5%	546,325	5%

2019 Second Quarter Results Page 6

Definitions of Terms and Disclosures

CEMEX | HOLDINGS PHILIPPINES

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2019 and 2018 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of June 30, 2019 has been converted at the end of period exchange rate of 51.24 Philippine pesos per US dollar while the consolidated income statement for the six-month period ended June 30, 2019 has been converted at the January to June 2019 average exchange rate of 51.97 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended June 30, 2019 has been converted at the April to June, 2019 average exchange rate of 51.84 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - June		Second Quarter		January - June	
	2019 average	2018 average	2019 average	2018 average	2019 End of period	2018 End of period
Philippine peso	51.97	52.19	51.84	52.53	51.24	53.34

Amounts provided in units of local currency per US dollar

2019 Second Quarter Results Page 7